Consent of Independent Registered Public Accounting Firm

The Board of Directors
Nationwide Life Insurance Company:

We consent to the use of our reports with respect to Nationwide VLI Separate Account-7 dated March 10, 2010 and Nationwide Life Insurance Company and subsidiaries dated March 1, 2010, included herein, and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information (File No. 333-149295, Post-Effective Amendment No. 4) on Form N-6.  Our report for Nationwide Life Insurance Company and subsidiaries refers to the Company’s change in its method of evaluating other-than-temporary impairments of debt securities due to the adoption of new accounting requirements issued by the FASB, as of January 1, 2009.

/s/ KPMG LLP

Columbus, Ohio
April 12, 2010